

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

April 19, 2016

<u>Via E-mail</u>
Marilyn Miller
Golden Star Resource Corporation
#300 – 500 North Rainbow Blvd.
Las Vegas, Nevada 89107

      Re: Golden Star Resource Corporation
            Form 10-K for Fiscal Year Ended June 30, 2015
            File No. 000-52837

Dear Ms. Miller:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Reynolds

                John Reynolds
                Assistant Director
                Office of Beverages, Apparel and Mining